Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of incorporation or organization
Prestige Private Wealth Management Limited	British Virgin Islands
Prestige Wealth Management Limited	Hong Kong
AISYS Inc.	British Virgin Islands
SPW Global Inc	British Virgin Islands
WEALTH AI PTE. LTD.	Singapore
InnoSphere Tech Inc	British Virgin Islands
INNOSPHERE TECH PTE. LTD.	Singapore
Tokyo Bay Management Inc	British Virgin Islands
Aurelion HK Limited	Hong Kong